October 30, 2008

Via Edgar, Facsimile and U.S. Mail

Mr. Kevin Vaughn, Accounting Branch Chief,
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 6010
Washington, D.C. 20549

Re:	Silicon Image, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 27, 2008
File No. 000-26887

Dear Mr. Vaughn:

Silicon Image, Inc. (the “Company”, “we”, “us” or “our”) acknowledges receipt of the letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated October 21, 2008 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Commission on February 27, 2008 (the “2007 Form 10-K”).  Please find below our detailed responses to the staff’s comments.  For ease of reference, we have provided the text of each staff comment prior to our response.

Comment:

Item 9A. Controls and Procedures, Page 53

1.
We note your management concluded that “our disclosure and procedures…were effective in ensuring that information required to be disclosed in the reports we file and submit under the Securities and Exchange Act of 1934 has been made known to them on a timely basis and that such information has been properly recorded, processed, summarized and reported as required.” Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding the required disclosure. Refer to Exchange Act Rule 13a-15(e).

Mr. Kevin Vaughn
United States Securities and Exchange Commission
October 30, 2008

Response:

We will revise our future filings to clarify that “the information required to be disclosed in the reports filed and submitted under the Securities Exchange Act of 1934 is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding timely disclosure” (as required by Rule 13a-15(e) of Exchange Act).

Note 6-Segment and Geographic Information, page 83

2.
Please revise future filings to include disclosure of long-lived assets by geographical area. In this regard, please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure.

Response:

We have in the past and will continue in the future to include disclosure of long lived assets by geographical area. In this regard we will revise our future filings to exclude goodwill and intangible assets from our disclosure of long-lived assets by geographical area pursuant to the guidance in Question 22 of the FASB Staff Implementation Guidance on applying FASB Statement 131.

Note 11- License of Sunplus Intellectual Property and related Revenue Transaction, page 87

3.
We see that you recorded a $39.6 million intangible asset related to a license agreement with Sunplus Technology Co., Ltd. We further note that while you were validating the technology received from Sunplus, you began to integrate a portion of this technology into a new development project. Please address the following:

•
Describe to us the types of technology you recorded, including the various stages of development at the acquisition date. Discuss the factors you considered pertinent in concluding that the technology should be capitalized

•	Clarify for us the milestone deliverables that would require you to pay the remaining $21.2 million under the agreement and disclose these milestones in future filings
•	Explain to us why $21.2 million was properly accrued at the acquisition date.

Please cite any authoritative literature upon which you are relying.

Mr. Kevin Vaughn
United States Securities and Exchange Commission
October 30, 2008

Response:

•
The acquired technology comprises of audio, video and image processing designs used mainly for consumer electronic chips which handles inputs and processes the video and audio signals within the consumer electronic devices.

Previously during 2005 the Company had licensed significant subsets of this technology from Sunplus to be used only in certain of the Company’s designated products. However rather than licensing on individual product basis, the Company during 2007 acquired the rights for the entire technology to use in the Company’s unlimited future products. The technology was a fully proven technology as Sunplus was using this technology in Sunplus’ own products.

The following accounting literature was considered before concluding that the technology should be capitalized:

FAS 2 - Accounting for Research and Development Costs – Para 11 c of statement 2 states:  Intangible assets purchased from others. The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets.

In accordance with para 9 of FAS 142 the cost of a group of assets, including intangible assets, acquired in a transaction other than a business combination should be allocated to the individual assets acquired based on their relative fair values and should not result in the recognition of goodwill.

The acquired technology from Sunplus has future alternative uses and can be used in various other products. The entire technology was delivered to us during 2007. Based on the delivery schedule of the technology being completed in 2007 and with reference to the above accounting literature we concluded that the technology acquired should be capitalized.

•
Out of the total amount of $40 million payable for the technology and related support, the total payment made to Sunplus through December 2007 was $18.8 million. The payment of $18.8 million was linked to the completion of delivery of the technology to us and the remaining milestones of $21.2 million were primarily linked to completion by us of certain functionality tests and specification tests on the technology as well as acceptance of the Sunplus deliverables and partially designated as maintenance and support, (and payment of the amount designated as

Mr. Kevin Vaughn
United States Securities and Exchange Commission
October 30, 2008

maintenance and support was linked to the support period.) The payment of remaining milestones of $21.2 million as of December 31, 2007 is due as follows:

•	$3.7 million is due on acceptance of all Sunplus deliverables by Silicon Image
•	$5 million is due on the completion by us of certain functionality tests on the deliverables
•	$7.5 million is due on completion of our determination of compliance of the deliverables with certain specifications or September 30, 2008, whichever is earlier
•	$5 million to be paid over a two year period in equal quarterly installments commencing mid 2007 and ending mid 2009 (2007 installments remaining unpaid as of December 31, 2007)

Due to our engineering manpower constraints, the completion of these acceptance, functionality and specification tests by us were expected to be performed over the course of one year after the completion of delivery and the corresponding payment milestones were spread over the similar period of one year with the intention to protect the Company’s interest in the unlikely event the technology did not function according to specifications. In the case of such unlikely event, Sunplus would be required to fix the functionality in the technology and the payment milestones provided us leverage should it be necessary and this also helped the Company by providing favorable financing terms. The future installment payments of $21.2 million were in no way representative of any incremental value associated with the milestones.

The technology received during 2007 was fully developed and in a working condition as was demonstrated to us by Sunplus in a simulation prototype test platform during 2007 and the Company had already commenced the integration of the acquired technology into its future products during 2007.

We will revise our future filings to disclose the milestones.

•
The $21.2 million of future payment was accrued as of December 2007 as the technology was fully delivered during 2007. Even though certain functionality and specification tests were required to be conducted by us subsequent to receiving all the deliverables, this did not preclude us from capitalizing in 2007 as the Company had already started integrating the technology into new development projects and the Company believed that completing acceptance, functionality and specification tests were not substantive and were perfunctory.

Mr. Kevin Vaughn
United States Securities and Exchange Commission
October 30, 2008

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (408)-616-4022.

Sincerely,

/s/ Hal Covert

Hal Covert
Chief Financial Officer

cc           Mr. Eric Atallah, Reviewing Accountant
Mr. David Burton, Staff Account